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                            January 7, 2022

       Paul Berns
       Chief Executive Officer
       Neumora Therapeutics, Inc.
       65 Grove Street
       Watertown, Massachusetts 02472

                                                        Re: Neumora
Therapeutics, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2021
                                                            CIK No. 0001885522

       Dear Mr. Berns:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2021

       NMRA-511, page 138

   1. We note your response to our prior comment 9. Please revise your disclosure on page 138 to clarify, if true,
that the preclinical and Phase 1a trials for your NMRA-511 candidate were also not powered
for statistical significance.
 Paul Berns
FirstName  LastNamePaul Berns
Neumora Therapeutics, Inc.
Comapany
January    NameNeumora Therapeutics, Inc.
        7, 2022
January
Page 2 7, 2022 Page 2
FirstName LastName
Exhibits

2. We note your disclosure in the footnotes to the exhibit index that certain portions of
         Exhibits 10.5(a), 10.5(b), 10.5(c), 10.6(a) and 10.6(b) have been redacted. Pursuant to
         Item 601(b)(10)(iv), please include a statement at the top of the first page of each exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Phillip Stoup, Esq.